Massimo Group

3101 W Miller Road

Garland, TX 75041

VIA EDGAR

November 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Stephany Yang
Claire Erlanger
Erin Donahue
Anne Parker

Re:	Massimo Group
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 26, 2023
CIK No. 0001952853

Ladies and Gentlemen:

Massimo Group (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2023, relating to Amendment No. 1 to Draft Registration Statement on Form S-1, submitted by the Company to the Commission on October 26, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1, filed October 26, 2023

Business, page 51

1.	We note your disclosure that “all but the electric Pontoon Boats are now available for sale.” Please provide updated information as to the current stage of development for the electric Pontoon Boats.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 1 and 51 of the Registration Statement to include the requested information.

Intellectual Property, page 63

2.	We note that you currently hold eight patents in the United States. Please disclose when these patents expire. Consider providing tabular disclosure in addition to narrative disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 63 of the Registration Statement to include the requested information.

Management, page 67

3.	We note you removed the biographical information for Co Vice President Quenton Peterson from this section, but note that he is still signing the document as Vice President. Please either restore the biographical information, or remove his signature.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed Mr. Peterson’s signature from the signature page.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Massimo Group

By:	/s/ David Shan
Name:	David Shan
Title:	Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Pryor Cashman LLP